UNITED STATES

SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Augmedix, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

05105P 107

(CUSIP Number)

Redmile Group, LLC

Attn: Jennifer Ciresi

One Letterman Drive, Bldg D, Ste D3-300
San Francisco, CA 94129

(415) 489-9980

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 20, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 05105P 107

1.	NAME OF REPORTING PERSON
Redmile Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
22,092,211 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
22,092,211 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,092,211 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.7% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

(1) The source of funds was working capital of the Redmile Funds (as defined in footnote (2) below).

(2) The aggregate amount of shares of common stock, $0.0001 par value per share, of the Issuer (the “Common Stock”) that may be deemed beneficially owned by the Reporting Person are held directly by certain private investment vehicles managed by Redmile Group, LLC (collectively, the “Redmile Funds”), including Redmile Private Investments II, L.P. and RedCo II Master Fund, L.P. Redmile Group, LLC (“Redmile”) is the investment manager/adviser to each Redmile Fund and, in such capacity, exercises voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

(3) Percent of class calculated based on: (a) 48,555,216 shares of Common Stock outstanding as of November 20, 2023, as disclosed in the Issuer’s prospectus supplement filed with the SEC on November 17, 2023 (the “Prospectus Supplement”) and a Form 8-K filed with the SEC on November 20, 2023 (the “Form 8-K”), plus (b) 5,709,792 shares of Common Stock issuable upon the exercise of warrants held by certain of the Redmile Funds that are currently exercisable, including the Pre-Funded Warrants and Breakeven Warrant as described in Item 3 below.

CUSIP No.: 05105P 107

1.	NAME OF REPORTING PERSON
Jeremy C. Green
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
22,092,211 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
22,092,211 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,092,211 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.7% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) The source of funds was working capital of the Redmile Funds.

(2) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Person are held directly by the Redmile Funds, including Redmile Private Investments II, L.P. and RedCo II Master Fund, L.P. Redmile is the investment manager/adviser to each Redmile Fund and, in such capacity, exercises voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

(3) Percent of class calculated based on: (a) 48,555,216 shares of Common Stock outstanding as of November 20, 2023, as disclosed in the Prospectus Supplement and the Form 8-K, plus (b) 5,709,792 shares of Common Stock issuable upon the exercise of warrants held by certain of the Redmile Funds that are currently exercisable, including the Pre-Funded Warrants and Breakeven Warrant as described in Item 3 below.

CUSIP No.: 05105P 107

1.	NAME OF REPORTING PERSON
Redmile Private Investments II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
7,135,652 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
7,135,652 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,135,652 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.4% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The aggregate amount of shares of Common Stock that is beneficially owned by the Reporting Person is comprised of 6,218,238 shares of Common Stock and a warrant to purchase 917,414 shares of Common Stock held by the Reporting Person.

(2) Percent of class calculated based on: (a) 48,555,216 shares of Common Stock outstanding as of November 20, 2023, as disclosed in the Prospectus Supplement and the Form 8-K, plus (b) 917,414 shares of Common Stock issuable upon the exercise of a warrant that is currently exercisable.

CUSIP No.: 05105P 107

1.	NAME OF REPORTING PERSON
RedCo II Master Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
13,665,140 (1)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
13,665,140 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,665,140 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.9% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The aggregate amount of shares of Common Stock that is beneficially owned by the Reporting Person is comprised of 9,446,146 shares of Common Stock, a warrant to purchase 3,125,195 shares of Common Stock and a Breakeven Warrant to acquire 1,093,799 shares of Common Stock held by the Reporting Person.

(2) Percent of class calculated based on: (a) 48,555,216 shares of Common Stock outstanding as of November 20, 2023, as disclosed in the Issuer’s Prospectus Supplement and the Form 8-K, plus (b) 3,125,195 shares of Common Stock issuable upon the exercise of a Pre-Funded Warrant that is currently exercisable, plus (c) 1,093,799 shares of Common Stock issuable upon the exercise of a Breakeven Warrant that is currently exercisable.

This amendment No. 7 to Schedule 13D amends and supplements the Schedule 13D filed with the SEC on October 15, 2020, as previously amended and supplemented by amendment No. 1 to the Schedule 13D filed with the SEC on March 1, 2021, amendment No. 2 to the Schedule 13D filed with the SEC on October 28, 2021, amendment No. 3 to the Schedule 13D filed with the SEC on September 2, 2022, amendment No. 4 to the Schedule 13D filed with the SEC on April 21, 2023, amendment No. 5 to the Schedule 13D filed with the SEC on May 4, 2023, and amendment No. 6 to the Schedule 13D filed with the SEC on June 15, 2023 (collectively, the “Prior Schedule 13D”), by Redmile Group, LLC (“Redmile”), Jeremy C. Green, and certain affiliates relating to the Common Stock of Augmedix, Inc., a Delaware corporation (the “Issuer”).

Capitalized terms used but not defined in this amendment No. 7 shall have the meanings set forth in the Prior Schedule 13D. Except as specifically amended by this Amendment No. 7, the Prior Schedule 13D is unchanged.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Prior Schedule 13D is hereby amended and supplemented by adding the following paragraph immediately after the last paragraph of Item 3:

In an underwritten public offering (the “Offering”) on November 20, 2023, Augmedix sold an aggregate of 6,250,000 shares of its Common Stock at a public offering price of $4.00 per share and granted to the underwriters an option to purchase up to an additional 937,500 shares of Common Stock at the public offering price less the underwriting discounts and commissions, which option was exercised in full prior to the closing of the Offering. RedCo II Master Fund, L.P. (“RedCo II”) purchased 750,000 shares of Common Stock in the Offering at the public offering price. The source of funds was working capital of RedCo II.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Persons is comprised of the following: (i) 521,140 shares of Common Stock held by Redmile Capital Fund, L.P., (ii) 161,889 shares of Common Stock held by Redmile Capital Offshore Master Fund, Ltd., (iii) 32,914 shares of Common Stock held by Redmile Strategic Trading Sub, Ltd., (iv) 6,218,238 shares of Common Stock and a warrant to purchase 917,414 shares of Common Stock held by Redmile Private Investments II, L.P., (v) a warrant to purchase 573,384 shares of Common Stock held by RAF, L.P., and (vi) 9,446,146 shares of Common Stock, a Pre-Funded Warrant to purchase 3,125,195 shares of Common Stock, and a Breakeven Warrant to purchase 1,093,799 shares of Common Stock held by RedCo II. Redmile is the investment manager/adviser to each of the private investment vehicles listed in items (i) through (vi) (collectively, the “Redmile Funds”) and, in such capacity, exercises voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile, Mr. Green and each Redmile Fund each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

Redmile and Mr. Green may also be deemed to beneficially own 2,092 shares of Common Stock issued to Robert Faulkner pursuant to restricted stock units. The restricted stock units were granted to Mr. Faulkner, a managing director of Redmile, in connection with his service as a member of the Board of Directors of the Issuer, and have vested pursuant to the terms of the non-employee director compensation policy. Pursuant to the policies of Redmile, Mr. Faulkner holds the shares of Common Stock issued pursuant to the restricted stock units as a nominee on behalf, and for the sole benefit, of Redmile and its affiliates, and has assigned all economic, pecuniary and voting rights in respect of the shares of Common Stock issued pursuant to the restricted stock units to Redmile. Redmile and Mr. Green each disclaim beneficial ownership of the shares of Common Stock issued pursuant to the restricted stock units, except to the extent of its or his pecuniary interest in the shares subject to the shares of Common Stock issued pursuant to the restricted stock units, if any, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are the beneficial owner of such securities any purpose.

For purposes of this Schedule 13D with respect to Redmile and Mr. Green, the percent of class was calculated based on: (a) 48,555,216 shares of common stock outstanding as of November 20, 2023, as disclosed in the Issuer’s prospectus supplement filed with the SEC on November 17, 2023 (the “Prospectus Supplement”) and a Form 8-K filed with the SEC on November 20, 2023 (the “Form 8-K”), plus (b) 5,709,792 shares of Common Stock issuable upon the exercise of Pre-Funded Warrants and Breakeven Warrants held by certain of the Redmile Funds that are currently exercisable.

For purposes of this Schedule 13D with respect to Redmile Private Investments II, L.P., the percent of class was calculated based on: (a) 48,555,216 shares of common stock outstanding as of November 20, 2023, as disclosed in the Prospectus Supplement and the Form 8-K, plus (b) 917,414 shares of Common Stock issuable upon the exercise of a warrant that is currently exercisable.

For purposes of this Schedule 13D with respect to RedCo II, the percent of class was calculated based on: (a) 48,555,216 shares of common stock outstanding as of November 20, 2023, as disclosed in the Prospectus Supplement and the Form 8-K, plus (b) 3,125,195 shares of Common Stock issuable upon the exercise of a Pre-Funded Warrant that is currently exercisable, plus (c) 1,093,799 shares of Common Stock issuable upon the exercise of a Breakeven Warrant that is currently exercisable.

(b) For each Reporting Person:

Redmile Group, LLC:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 22,092,211

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 22,092,211

Jeremy C. Green:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 22,092,211

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 22,092,211

Redmile Private Investments II, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 7,135,652

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 7,135,652

RedCo II Master Fund, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 13,665,140

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 13,665,140

(c) The information in Item 3 above and Item 6 below is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

Item 6 of the Prior Schedule 13D is hereby amended and supplemented by adding the following paragraph immediately prior to the last paragraph of Item 6:

New Lock-Up Agreements

On November 14, 2023, the Redmile Funds and Robert Faulkner entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which each agreed, subject to certain exceptions, that during the period commencing upon the date of the lock-up agreements until the date that is nine months after the date of the underwriting agreement, for the Redmile Funds, and 90 days after the date of the underwriting agreement, for Robert Faulkner, the Redmile Funds and Mr. Faulkner would not (i) directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any of their Common Stock (or securities convertible into or exchangeable for shares of Common Stock), or make any demand for or exercise any right with respect to the registration of any of the Common Stock or file any registration statement, (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of their Common Stock, or (iii) publicly announce the intention to do any of the foregoing.

The foregoing summary of the Lock-Up Agreements is not intended to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreements, which are filed as Exhibit 99.15 and 99.16 to this Schedule 13D and is incorporated herein by reference.

Item 6 of the Prior Schedule 13D is hereby amended and supplemented by adding the following paragraph immediately prior to the second paragraph of the subsection titled “Breakeven Warrants to Purchase Common Stock”:

Upon the closing of the Offering, the Breakeven Warrants became immediately exercisable on November 20, 2023.

Except as described above, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist between any Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except as described above, none of the Reporting Persons is a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.	Material to Be Filed as Exhibits.

The exhibit list in Item 7 of the Prior Schedule 13D is hereby amended and supplemented by adding Exhibit 99.15 and Exhibit 99.16, and the remainder of Item 7 of the Prior Schedule 13D is unchanged and the exhibits listed therein have been previously filed.

Exhibit Number	Description
Exhibit 99.15	Form of Lock-Up Agreement by and among William Blair & Company and the Redmile Funds
Exhibit 99.16	Form of Lock-Up Agreement by and between William Blair & Company and Robert Faulkner

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2023	REDMILE GROUP, LLC

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: November 22, 2023	/s/ Jeremy C. Green
JEREMY C. Green

Dated: November 22, 2023	redmile private investments ii, l.p.
By: Redmile Private Investments II (GP), LLC, its general partner by: redmile group, llc, its managing member

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: November 22, 2023	RedCo II MAster fund, L.P.
By: Redco II (GP), LLC, its general partner

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

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